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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-43485

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Chapin Davis, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1411 Clarkview Rd
(No. and Street)

Baltimore	MD	21209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Talbot Jones Albert IV	410-435-3200	talbert@chapindavis.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group, LLC
(Name – if individual, state last, first, and middle name)

114 Cambridge Rd	Landenberg	PA	19350
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Talbot Jones Albert, IV, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Chapin Davis, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chairman and CEO

See attached Maryland Notary Acknowledgement (oath or Affirmation)

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MARYLAND NOTARY ACKNOWLEDGEMENT
(OATH OR AFFIRMATION)

State of Maryland
County of Baltimore (or City of Baltimore), to wit:

I hereby certify that on the 29 day of April, 2025, before me, the subscriber a notary public of the State of Maryland, in and for Baltimore [county or City of Baltimore for which notary is appointed], personally appeared Talbot Jones Albert IV [name of person(s) swearing] and made affirmation [oath or affirmation] in due form of law that the matters and facts set forth in the Annual Report [document to which the person(s) is or are swearing] are true. Form X-17A-5 Part III

As witness, my hand and notarial seal.

[Notary Seal]

NANCY SOBKOWIAK BOO
Notary Public - State of Maryland
Baltimore County
My Commission Expires Jun 9, 2027

Nancy Sobkowiak Boo
[Signature of Notary Public]

Nancy Sobkowiak Boo
[Printed Name of Notary Public]
Notary Public

My Commission Expires: 6/9/2027

Chapin Davis, Inc. And Subsidiary

Consolidated Financial Statements
And Supplemental Schedules

(Pursuant to Rule 17a-5 of the Securities and Exchange Commission)

As of and for the year ended December 31, 2024

Index

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Chapin Davis, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Chapin Davis, Inc., as of December 31, 2024, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2024 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Chapin Davis, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Prior Period Restatement

As discussed in Note 11 to the financial statements, Chapin Davis, Inc. restated opening retained earnings to properly reflect income that should have been deferred in prior periods. We audited the adjustment described in Note 11 that were applied to restate the 2023 ending retained earnings. In our opinion, such adjustment was appropriate and was properly applied.

Basis for Opinion

These financial statements are the responsibility of Chapin Davis, Inc.'s management. Our responsibility is to express an opinion on Chapin Davis, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Chapin Davis, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of aggregate indebtedness and net capital, pursuant to Securities and Exchange Commission Rule 15c3-1, computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission, and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Chapin Davis, Inc.'s financial statements. The supplemental information is the responsibility of Chapin Davis, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital, computation of net capital requirements, and computation of aggregate indebtedness, computation of reserve

requirements, and information relating to possession or control is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC

We have served as Chapin Davis, Inc.'s auditor since 2023.
Landenberg, Pennsylvania
April 29, 2025

CHAPIN DAVIS, INC. and SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS	
Cash	$ 442,523
Deposit with clearing organization	1,210,962
Receivable from clearing	224,627
Receivable from employee	37,500
Other receivable	98,189
Right of use asset	792,212
Deferred tax asset	364,168
Prepaid expenses	86,163
Security deposits	30,478
Leasehold improvements and office equipment, net	209,366
TOTAL ASSETS	3,496,187
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Current Liabilities	
Accounts payable and accrued expenses	475,086
Deferred Revenue	160,000
Obligations under operating leases	358,308
	993,394
Non-current Liabilities	
Deferred Revenue	640,000
Obligations under operating leases	495,248
	1,135,248
TOTAL LIABILITIES	2,128,642
STOCKHOLDERS EQUITY:	
Preferred stock, Class A 8-1/2%, $100 par value; 3,000 shares authorized and outstanding	300,000
Common stock, $.10 par value: 200,000 shares authorized: 57170 shares outstanding	5,717
Common stock, $.01 par value: 200,000 shares authorized: 181,036 shares outstanding	1,810
Additional paid-in capital	1,540,438
Retained earnings	(480,420)
Total stockholders' equity	1,367,545
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	3,496,187

The accompanying notes are an integral part of these financial statements.

CHAPIN DAVIS, INC. and SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2024

Revenues	
Commissions	$ 1,317,628
Principal transactions	257,650
Interest	542,975
Investment advisory fees	3,734,332
Mutual fund fees	1,085,581
Referral fees	664,011
Other income	236,214
Total revenue	7,838,391
Expenses	
Compensation and benefits	6,059,702
Floor brokerage and clearing fees	321,572
Occupancy and equipment rental	355,985
Technology communications	263,064
Interest expense	1,159
Office supplies	35,616
Uncollectible accounts	65,774
Registration and licenses	99,796
Insurance	183,971
Depreciation and amortization	28,030
Legal and accounting	166,579
Other	104,960
Total expenses	7,686,208
Income (Loss) from operations	152,183
Income tax expense	(31,958)
Net Income (Loss)	120,225

The accompanying notes are an integral part of these financial statements.

CHAPIN DAVIS, INC. and SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2024

	Preferred Stock	Common Stock	Additonal Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance, Janaury 1, 2024 (Restated)	$ 300,000	$ 8,347	$ 1,619,818	$ (600,645)	$ 1,327,520
					$ -
Net Income (Loss)				$ 120,225	$ 120,225
Common stock transactions		$ (820)	$ (79,380)	$ -	$ (80,200)
Balance, December 31, 2024	$ 300,000	$ 7,527	$ 1,540,438	$ (480,420)	$ 1,367,545

The accompanying notes are an integral part of these financial statements.

CHAPIN DAVIS, INC. and SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
Year Ended December 31, 2024

Cash flows from operating activities:		
Net Income	$	120,225
Adjustments to reconcile net income provided by operating activities:		
Depreciation and amortization		28,030
(Increase) decrease in operating assets:		
Deposits with clearing organization		(317,790)
Receivable from clearing organizations		(9,788)
Other receivable		10,490
Right of use asset		272,210
Deferred tax asset		51,170
Receivables from employees		40,000
Prepaid expenses		6,560
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(4,608)
Deferred revenue		425,000
Lease liability		(285,097)
Net cash used in operating activities		336,402
Cash flows from investing activities:		
		-
Net cash used in investing activities		-
Cash flows from financing activities:		
Common stock-net		(80,200)
Net cash provided by financing activities		(80,200)
Net increase in cash		256,202
Cash at January 1,2024		186,321
Cash at December 31,2024	$	442,523

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Significant accounting policies followed by Chapin Davis, Inc. and Subsidiary (the Company) as summarized below conform to accounting principles generally accepted in the Unites States of America (U.S. GAAP). The significant accounting policies are summarized as follows:

A. Nature of Operations

Chapin Davis, Inc. (Chapin Davis) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Chapin Davis was incorporated in Maryland using the name Patapsco Securities, Inc. on December 12, 1990. On March 22, 1991, Chapin Davis acquired the operation of Chapin Davis & Co., via an asset purchase agreement. Chapin Davis changed its name from Patapsco Securities, Inc. to Chapin Davis, Inc. in 2008. In 2013, Chapin Davis opened an office in Peoria, Illinois. In 2018, the Company opened an office in Philadelphia, Pennsylvania.

Chapin Davis is a registered securities broker–dealer, which comprises several classes of services including principal transactions, agency transactions and investment advisory and investment banking.

Chapin Davis forwards securities transactions to First Clearing, LLC, which carries and clears such transactions for Chapin Davis on a fully disclosed basis. The investment advisory fees are generated from various accounts that can be maintained at First Clearing, LLC or other brokerage firms.

Chapin Davis Insurance, Inc., a wholly-owned subsidiary of Chapin Davis, is licensed to sell life, property, and casualty insurance products.

B. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Chapin Davis, Inc. and its wholly-owned subsidiary, Chapin Davis Insurance, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

C. Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Nature of Business and Summary of Significant Accounting Policies - Continued

D. Revenue Recognition

Profit and loss arising from all securities transactions entered into for the account and risk of Chapin Davis are recorded on a trade date basis at fair value and are reflected in principal transactions in revenues in the consolidated statement of income. Trading gains and losses are recorded using the average cost method.

Commission revenue and related clearing expenses are recorded on a trade date basis. Investment advisory fees are received quarterly and recognized as earned. Investment banking fees are recognized as earned based on the underlying agreements.

Incentive revenue received from the clearing broker is recognized annually by the firm. As of December 31, 2024 and December 31, 2023, deferred revenue was $800,000 and $375,000, respectively.

E. Leasehold Improvements and Office Equipment

The Company's policy is to capitalize leasehold improvement and equipment expenditures of $5,000 or more. Maintenance and repairs that do not significantly improve or extend the lives of the respective assets are charged to operations when incurred. When items of property are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Depreciation of leasehold improvements and office equipment is determined by use of a straight-line method over the estimated useful life of the asset: leasehold improvements, 15 years and office equipment, five to seven years. Depreciation expense for the year was $28,030. Leasehold improvements and office equipment consisted of the following at December 31, 2024:

Leasehold improvements	$439,809
Office equipment	363,900
Accumulated depreciation	(594,343)
Net	$209,366

F. Allowance for Credit Losses

The carrying amount of receivables from the clearing organization and employees are stated net of current expected credit losses. The Company estimates the allowance based on an analysis of the open transactions with the clearing organization and a review of each employee's outstanding balance and ability to pay. The allowance for credit losses was $0 at December 31, 2024.

G. Advertising

Advertising costs for 2024 were $6,852. These costs are expensed as incurred.

1. Summary of Significant Accounting Policies – Continued

H. Income Taxes

Chapin Davis and its subsidiary file a consolidated federal income tax return, whereas each company files its own state income tax return. Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax income and between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities included in the consolidated financial statements are calculated utilizing currently enacted tax laws and rates applicable to the period in which the deferred tax assets and liabilities included in the consolidated financial statements are expected to be realized in accordance with Financial Accounting Standards Board (FASB) guidance.

The Company accounts for uncertainty in income taxes in accordance with FASB guidance. Using that guidance, tax positions initially need to be recognized in the consolidated financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities.

As of December 31, 2024, the Company had no uncertain tax positions, or interest and penalties that qualify for either recognition or disclosure in the consolidated financial statements. With limited exceptions, the Company is no longer subject to income tax examination for any years prior to 2021 for federal and state tax purposes.

I. Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as cash in checking accounts and held in cash accounts at brokerage firms. It does not include money market investments held at the clearing broker.

J. Current Expected Credit Losses

On January 1, 2023, the Company adopted ASC 326-20, Financial Instruments - Measurement of Credit Losses on Financial instruments. The Company accounts for current estimated credit losses ("CECL") on financial assets and certain off-balance sheet items, including receivables from customers in accordance with ASC 326-20. It requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet items as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts of future events.

The Company evaluated the guidelines of ASC 326-20 and determined that a reserve account for CECL is not necessary at December 31, 2024. In addition, the Company has concluded that there are no material credit losses expected on financial assets measured at amortized cost at December 31, 2024.

2. Fair Value Measurements

The FASB accounting topic on fair value measurements and disclosures provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy in accordance with FASB guidance are described as follows:

- Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in an active market. This level includes common stocks, corporate bonds, mutual funds, or money market funds based on the closing price reported in the active market where the securities are traded.
- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation, or other means.
- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's assets recorded at fair value include certain investments segregated and on deposit with a clearing organization and securities owned. The Company uses prices obtained from an independent clearing firm to measure the fair value of certain investment securities. The Company validates prices received from the clearing firm using various methods including comparison to quoted market prices, where available, and review of other relevant market data including implied yields of major categories of securities. The Company does not adjust the prices received from the independent clearing firm unless such prices are inconsistent with FASB guidance and result in a material difference in the recorded amounts. At December 31, 2024, the Company did not adjust prices received from the independent clearing firm. All of the company's assets valued at fair value consisted of U.S. Treasury money market shares valued at level 1.

3. Receivables From Clearing Organization and Broker Dealer

Receivables from clearing organization represent commissions and fees.

4. Employee Benefit Plan

The Company has a 401(k) savings-profit sharing plan ("the Plan"). Each participating employee may be permitted to contribute a portion of his compensation to the Plan. Within Plan limits, the Company may contribute on behalf of each eligible participant a matching percentage of the participant's contribution. In addition, the Company may make annual contributions on a discretionary basis. The Company contributed $91,035 to the Plan for the year ended December 31, 2024.

5. Income Taxes

The benefit for income taxes consists entirely of deferred taxes. There was no provision for the year.

The following represents the approximate tax effect of each significant type of temporary difference giving rise to the deferred tax assets and liability.

Deferred Tax Asset	
Net operating loss	$363,883
Charitable	285
Total	$364,168

At December 31, 2024, the Company had loss carry forwards totaling approximately $1,362,921 that may be offset against future taxable income. These carry forwards expire through 2040.

In addition, there are charitable contribution deductions that can be carried forward totaling approximately $1,359 that expire through 2028 .

6. Leases

The Company has obligations under several operating leases with initial non-cancelable terms in excess of one year covering office facilities. The leases are included in right-of-use assets and lease liabilities on the company's Statement of Financial Condition. The company is not reasonably certain to renew or terminate, therefore renewal and termination options are not considered in the lease term or the right-of-use asset and lease liabilities balances.

Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of future payments over the lease term. The discount rate used to determine the commencement date present value is the interest rate implicit in the lease, or when that is not readily determinable; the company uses its incremental borrowing rate. The company estimates its incremental borrowing rate as the risk-free rate for similar types of investments. The weighted-average discount rate as of December 31, 2024 is 2.91%. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. The weighted-average remaining lease term for all leases is approximately 3.15 years.

Aggregate annual payments under the lease agreements at December 31, 2024 are approximately as listed in the table below:

Year Ending December 31,

	2025	358,308
	2026	215,549
	2027	184,959
	2028	129,039
	2029	6,201
	Total	894,056
Present value of lease payment		$ 853,556

7. Credit Risk

In the normal course of business, Chapin Davis's securities activities through its clearing firm involve execution, settlement and financing of various securities transactions for customers. These activities may expose Chapin Davis to risk in the event customers, other brokers and dealers, bank depositories or clearing organizations are unable to fulfill contractual obligations.

The Company does not have any significant concentration in the value of business with a particular customer, group of customers or products.

The Company has concentrated its credit risk by maintaining deposits in a financial institution and its clearing broker. The deposits at the financial institution may at times exceed amounts covered by the insurance provided by the U.S. Federal Deposit Insurance Company (FDIC). The deposits at the clearing broker may at times exceed amounts covered by insurance provided by the Securities Investment Protection Corporation (SIPC). The Company has not experienced a loss in such accounts and believes it is not exposed to any significant credit risk to cash.

8. Guarantees and Indemnifications

FASB guidance requires the Company to disclose information about its obligations under certain guarantee arrangements. The guidance defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of a guaranteed party. The FASB guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

FASB guidance requires the Company to disclose information about its obligations under certain guarantee arrangements. The guidance defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of a guaranteed party. The FASB guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Chapin Davis guarantees all of the customer margin account balances held by its clearing broker. Chapin Davis is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker as of December 31, 2024 was $2,469,649. In the event of any customer default, the Chapin Davis has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Chapin Davis does not maintain any loss reserve.

9. Regulatory Requirements

Chapin Davis is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to net capital shall not exceed 15 to 1.

As of December 31, 2024 the net capital was $357,803, which exceeded the capital requirement of $87,211 by $270,592 and the aggregate indebtedness ratio was 3.66 to 1.

10. Single Reportable Segment

The Company operates as a securities broker-dealer, offering services that include principal transactions, agency transactions, investment banking, investment advisory, and venture capital. The President acts as the Chief Operating Decision Maker (CODM), evaluating the Company's performance predominantly using net income, particularly for forecasting purposes, while also utilizing excess net capital (as detailed in Note 9) to make operational decisions such as reinvestment of profits or payment of dividends. Excess net capital, though not a measure of profit and loss, serves to maintain capital adequacy. The Company reports as a single operating segment since the CODM manages and assesses business activities based on the Company as a whole. The accounting policies used to measure profit and loss align with the Company's summary of significant accounting policies.

11. Consolidated Subsidiary

The following is a summary of certain financial information of the Company's consolidated subsidiary:

Total assets	$ 239,953
Due to Chapin Davis, Inc	$ (512,246)
Stockholders (deficit)	$ (372,828)

These amounts are not included in the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission.

12. Prior Period Adjustment

In 2024, Management determined that income was recorded in a prior period, when it had not been earned in that year. As a result, an adjustment of $375,000 was made to Retained Earnings as of the end of 2023. For the year ended, December 31, 2023, net income was increased by $125,000.

13. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through April 29, 2025 the date the financial statements were available to be issued. During the period January 1, 2025 through April, 29, 2025 the Company did not have any subsequent events requiring recognition or disclosure.

CHAPIN DAVIS, INC.
SCHEDULE OF COMPUTATION OFAGGREGATE INDEBTEDNESS
AND NET CAPITAL
(PURSUANT TO SECURITIES AND EXCHANGE COMMISSI0N RULE 15c3-1)
Year Ended December 31, 2024

COMPUTATION OF AGGREGATE INDEBTEDNESS		
Liabilities included in aggregate indebtedness:		
Accounts payable and accrued expenses per financial statement	$	2,100,381
Less obligations under operating leases	$	(792,212)
	$	1,308,169
COMPUTATION OF NET CAPITAL		
Total Stockholders Equily	$	1,674,700
Less: Total Non-Allowable Assets	$	(1,285,311)
Add: Total Non-Allowable Liabilities	$	-
Net capital before haircuts on securities	$	389,389
Haircuts on securities	$	31,586
Net capital	$	357,803
CAPITAL REQUIREMENTS		
Net capital required	$	87,211
Net capital in excess of requirements	$	270,592
Net capital as shown above	$	357,803
Ratio of aggregated indebtedness to net capital		3.66 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part IIA (Unaudited) Focus Report	$	1,021,285
Net capital as shown above	$	357,803
Aggregate indebtedness, as reported in Company's Part IIA (Unaudited) Focus Report	$	580,355
Reclassification of Balance Sheet items	$	727,814
Aggregate indebtedness, Per Above	$	1,308,169

There were material differences between the audited computation of net capital and the broker/dealer's corresponding Unaudited Part II A from certain leases and a prior period adjustment for a change in deferred revenue.

Schedule II

CHAPIN DAVIS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

Chapin Davis is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. Chapin Davis is exempt pursuant to k(2)(ii).

Schedule III

CHAPIN DAVIS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

Chapin Davis is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. Chapin Davis is exempt pursuant to k(2)(ii).

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Chapin Davis, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) Chapin Davis, Inc. ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed the following exemptions from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Chapin Davis, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Chapin Davis, Inc. is also filing this Exemption Report because Chapin Davis, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Chapin Davis, Inc.. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Chapin Davis, Inc.; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024 without exception.

Chapin Davis, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chapin Davis, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

RW Group, LLC

Landenberg, Pennsylvania
April 29, 2025

CHAPIN DAVIS
INVESTMENTS
SINCE 1952

Chapin Davis, Inc. Exemption Report

For the Year End December 31, 2024

Chapin Davis, Inc. (the "Company") is a registered broker-dealer subject to SEC Rule I7a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.l7a-5(d)(l) and (4).

To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.185(c)3-3 under the provisions of 17C.F.R. §240.15(c)3-3(k): (2)(ii)

2) The Company met the identified exemption provisions in 17 C.F.R §240.15(c)3-3(K) throughout the most recent fiscal year without exception.

3) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240. l7a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year without exception.

The Company had no exceptions to the provision identified above throughout the most recent fiscal year.

I, Talbot Jones Albert IV affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Talbot Jones Albert, IV
Chairman, CEO